November 18, 2013

Anne Nguyen Parker

Accounting Branch Chief

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Resource Partners, L.P.

Registration Statement on Form S-4

Filed July 1, 2013

File No. 333-189741

Current Report on Form 8-K

Filed February 22, 2013

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Response dated October 30, 2013

File No. 1-35317

Dear Ms. Nguyen Parker:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pursuant to a conference call on November 18, 2013 regarding the Registrant’s previously provided response to comment 1 from the letter dated October 30, 2013. The Registrant has provided the revised disclosure it proposes to provide within its future Form 10-Qs, Form 10-Ks and quarterly earnings releases furnished on Form 8-K below:

“Oil and gas assets naturally decline in future periods and, as such, we recognize the estimated capitalized cost of stemming such decline in production margin for the purpose of stabilizing our DCF and cash distributions, which we refer to as maintenance capital expenditures. We calculate the estimate of maintenance capital expenditures by first multiplying our forecasted future full year production margin by our expected aggregate production decline of proved developed producing wells. Maintenance capital expenditures are then the estimated capitalized cost of wells that will generate an estimated first year margin equivalent to the production margin decline, assuming such wells are connected on the first day of the calendar year. We calculate and provide for maintenance capital expenditures expressly to maintain our production margin in future periods. The maintenance of reserves or production volume, while considered for the purpose of our overall development plan, is not considered for the purpose of our maintenance capital expenditure calculation. We do not incur specific capital expenditures expressly for the purpose of maintaining

Letter to Anne Nguyen Parker

November 18, 2013

or increasing production margin, but such amounts are a hypothetical subset of wells we expect to drill in the future periods, including Marcellus Shale, Utica Shale, Mississippi Lime and Marble Falls wells. Such wells are actual wells and only hypothetical as to our assumption that the wells are connected on the first day of the calendar year, which is solely for the purpose of calculating a full first year margin for the wells. All of the wells we expect to drill for the purpose of maintenance capital expenditures are in active development areas, and the estimated capitalized cost of such wells are based upon relevant factors, including productivity of surrounding wells, historical costs of similar wells, and individual characteristics of each well. Our estimated cost of wells included within maintenance capital expenditures does not include the cost of leased acreage upon which the wells will be drilled, as we expect the wells included within the calculation to be drilled upon acreage already leased at the present date, the cost of which has already been incurred and capitalized in prior periods. First year production margin from wells included within maintenance capital expenditures are also based upon relevant factors, including utilization of public forward commodity exchange prices, current estimates for regional pricing differentials, estimated labor and material rates and other production costs. We consider production margin to be net sales of hydrocarbons produced during the period, less direct costs incurred in the production of such hydrocarbons, including personnel and maintenance costs. Estimates for maintenance capital expenditures in the current year are the sum of the estimate calculated in the prior year plus estimates for the decline in production margin from wells connected during the current year and production acquired through acquisitions. We consider expansion capital expenditures to be any capital expenditure costs expended that are not maintenance capital expenditures – generally, this will include expenditures to increase, rather than maintain, production margin in future periods, as well as land, gathering and processing, and other non-drilling capital expenditures.”

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (215) 832-4130 or Lisa Washington, general counsel, at (215) 717-3387.

Sincerely,

/s/ Sean P. McGrath

Sean P. McGrath
Chief Financial Officer

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